DIRECT DIAL: 212.451.2307

EMAIL: JSPINDLER@OLSHANLAW.COM

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Daniel Morris, Esq.

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Del Global Technologies Corp.
Preliminary Proxy Statement on Schedule 14A
Filed May 14, 2010
File No. 000-03319

Dear Mr. Morris:

We acknowledge receipt of the letter of comment dated June 10, 2010 from the Staff (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Del Global Technologies Corp. and provide the following supplemental response on its behalf. Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed on the date hereof. Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement. Our responses are numbered to correspond to your comments.

General

1.	Please revise your proxy statement to fill to the blank spaces and missing terms relating to the proposals, including the stock split ratio ranges and the number of shares below which shareholders will be cashed out after the reverse stock split. Please note that we may have further comments following your revisions.

Response: The Proxy Statement has been revised accordingly throughout the document.

June 18, 2010

Proposal No. 1 Amendment to the Company’s Certificate, page 7.

2.	We note your disclosure that the proposed increase in authorized shares would provide a reserve of shares available for issuance under your contemplated rights offering. Please revise to clarify whether approval of the proposal to increase your authorized shares is necessary to complete the contemplated rights offering. Also, provide a brief discussion of the terms of your rights offering in your proxy statement. If the increase is not necessary to complete the rights offering, disclose the number of shares that would be available for issuance assuming the full exercise of rights issued in the contemplated rights offering. Note that your revisions in this regard will need to be consistent with any revisions to the Form S-1 related to the contemplated rights offering.

Response: Based on the current stock price of the shares and the expectation to raise $15 million, approval of the proposal to increase the authorized shares is necessary to complete the contemplated rights offering. The Proxy Statement has been revised as requested. A brief discussion of the terms of the rights offering has been added. Please see page 7 of the Proxy Statement.

Vote Required, page 8

3.	We note your disclosure that the Affiliated Shareholders have indicated that they will vote for each of the proposals. Please advise us how you determined that your communications with these shareholders were not solicitations as defined in Rule 14a-1(1).

Response: The Board of Directors, which includes representatives of the Affiliated Shareholders, approved each of the proposals and the holding of a special meeting of shareholders. At the meeting of the Board of Directors, the director representatives of the Affiliated Shareholders voluntarily stated, without solicitation or request, that the Affiliated Shareholders would vote for each of the proposals at the special meeting. The Company at such meeting did not (i) request a proxy, (ii) make a request to execute or not execute a proxy or (iii) furnish a form of proxy or other communications to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy. Hence, we do not believe that there was any communications which constitute solicitation as defined in Rule 14a-1(1). We consider the information relating to the intentions of the Affiliated Shareholders to be material and therefore included it in the Proxy Statement.

Proposal No. 2. - Amendments to the Company’s Certificate, page 10

4.	We note that you intend to cancel and convert to cash the shares of your shareholders who own less than a specified number of shares following the reverse stock split. Please advise us how you determined that the Reverse/Forward Stock Split is not a Rule 13e-3 transaction. Refer to Rule 13e-3(a)(3).

Response: Following completion of the Reverse/Forward Stock Split the Company will have more than three hundred shareholders of record. Accordingly, following the Reverse/Forward Stock Split the Company will not be able to deregister its common stock from Section 12(g) of the Securities Exchange Act of 1934, as amended, and the Reverse/Forward Stock Split will not constitute a going private transaction.

June 18, 2010

In connection with responding to the Staff’s comments, a statement by the Company containing the three acknowledgments requested by the Staff is attached hereto.

Please direct your questions or comments regarding the Del Global Technologies Corp.’s responses to the Comment Letter to the undersigned at (212) 451-2307. Thank you for your assistance.

Sincerely,

/s/ Jeffrey S. Spindler
Jeffrey S. Spindler

Enclosure

CC: Louis Rambo

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by Del Global Technologies Corp. (the “Company”) on May 14, 2010, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dated: June 18, 2010	DEL GLOBAL TECHNOLOGIES CORP.

	By:	/s/ John J. Quicke
	Name:	John J. Quicke
	Title:	President and Chief Executive Officer